Exhibit 99.1

ALGOMA STEEL INC.
105 West Street
Sault Ste. Marie, Ontario, Canada P6A 7B4

NEWS RELEASE	TSX Symbol: AGA
Wednesday, March 2, 2005

CHANGE OF AUDITORS

SAULT STE. MARIE, ONTARIO - Algoma Steel Inc. today announced that the Company will propose the appointment of KPMG LLP as the Company’s Auditors for the year ending December 31, 2005. The former Auditors, Ernst & Young LLP, have completed the audit of the 2004 financial statements which are expected to be filed shortly with the securities commissions. Ernst & Young LLP resigned, at the request of the Company, in order to allow KPMG to review the Company’s financial statements for the first quarter of 2005. The Company’s Board of Directors has appointed KPMG LLP as the Company’s Auditors on an interim basis to fill the vacancy until the Annual and Special Meeting of Algoma’s shareholders. The Company wishes to thank Ernst & Young LLP for their services to the Company over the past 15 years and particularly during the post-restructuring period.

At the Annual and Special Meeting of Shareholders to be held on May 11, 2005, shareholders of the Company will be asked to approve the appointment of KPMG LLP as the new Auditors.

As required by National Instrument 51-102 of the Canadian securities regulators, the Company will be filing all the appropriate notices with the securities commissions.

Algoma Steel Inc. is an integrated steel producer based in Sault Ste. Marie, Ontario. Revenues are derived primarily from the manufacture and sale of rolled steel products, including hot and cold rolled sheet and plate.

Company Contact:

Glen P. Manchester
Vice President, Finance and Chief Financial Officer
705.945.2470